Exhibit 99.29

VALOUR

Valour Inc.

ODYSSEY

Trader's Bank Building
702, 67 Yonge St.
Toronto, ON M5E 1J8

Form of Proxy – Annual and Special Meeting to be held on Tuesday, June 20, 2023 at 10:00 a.m. (Toronto time)

Appointment of Proxyholder
I/We being the undersigned holder(s) of **Valour Inc.** (the "**Corporation**") hereby appoint **Ryan Ptolemy** or failing this person, **Kenny Choi**

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

☐

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Valour Inc. to be held at **198 Davenport Road, Toronto, Ontario, M5R 1J2** on **Tuesday, June 20, 2023 at 10:00 a.m. (Toronto time)** or at any adjournment thereof.

1. **Election of Directors.**

	For	Withhold		For	Withhold		For	Withhold
a. Olivier Roussy Newton	☐	☐	**b. William C. Steers**	☐	☐	**c. Krisztian Tóth**	☐	☐
d. Mikael Tandetnik	☐	☐	**e. Stefan Hascoet**	☐	☐			

2. **Appointment of Auditors.** Appoint BF Borgers CPA PC as auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix their renumeration — **For** ☐ Withhold ☐

3. **Name Change.** — **For** ☐ Against ☐
   a) subject to the Corporation first receiving all required regulatory and the Cboe Canada Exchange approvals, the name of the Corporation be changed to "DeFi Technologies Inc." or such other name as may be approved by the directors of the Corporation and applicable regulatory authorities;
   b) the articles of the Corporation be amended to reflect the foregoing;
   c) the Board be and are authorized to file articles of amendment and all other requisite documents with all applicable regulatory authorities in order to give effect to the name change;
   d) notwithstanding the passage of this resolution by the shareholders of the Corporation, the Board of the Corporation may, without any further notice or approval of the shareholders of the Corporation, decide not to proceed with the name change or to otherwise give effect to this resolution at any time prior to the sale becoming effective and may revoke this resolution without further approval of the shareholders at any time prior to the completion of the transactions authorized by this resolution; and
   e) any one or more of the directors or officers of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolution, the execution of any such document or the doing of any such other act or thing by any director or officer of the Corporation being conclusive evidence of such determination."

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, **this Proxy will be voted as recommended by Management.**

Signature(s): ______________________

Date __ / __ / __
MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management's Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

Annual Financial Statements – Check the box to the right if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

This form of proxy is solicited by and on behalf of Management. Proxies must be received by 10:00 a.m., Eastern Daylight Time, on June 16, 2023. Notes to Proxy 1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Annual and Special Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse. 2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME: To Vote Your Proxy Online please visit: https://login.odysseytrust.com/pxlogin You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mai l this proxy. To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at www.odysseycontact.com . Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.